Exhibit 2

FOR IMMEDIATE RELEASE:

Contact: Jeffrey Birnbaum, (202)661-6367, JBirnbaum@BGRPR.com

New Study Says Sprint Bid Vastly Undervalues Clearwire

WASHINGTON, D.C., March 12, 2013 – A new study by former FCC commissioner Dr. Harold Furchtgott-Roth and the Analysis Group asserts that the price Sprint has offered for Clearwire Corporation significantly understates the true value of Clearwire’s technology opportunities and wireless spectrum holdings. The study supports Crest’s contention that the public would be best served if Clearwire remained free to offer its spectrum to multiple wireless carriers.

The study was submitted to the Federal Communications Commission today by Crest Financial Limited, a major minority shareholder in Clearwire, in connection with the FCC’s review of Sprint’s proposed acquisition of Clearwire.

According to the Furchtgott-Roth Report, Sprint’s $2.97 per share offer for Clearwire represents a value of just $0.11 per MHz pop for Clearwire’s spectrum and significantly understates the current value of Clearwire’s unique spectrum holdings. The Report says that applying reasonable assumptions to the multi-customer business plan presented by two firms advising the Clearwire board results in a valuation between $9.54 and $15.50 per share. These share price values correspond to spectrum prices between $0.31 and $0.50 per MHz pop.

The Sprint offer also fails to account for Clearwire’s unique ability to deploy wireless technology that offers far greater future value than the technology currently offered by most major U.S. carriers, the study says. In his report, Dr. Furchtgott-Roth explains that TDD-LTE technology allows for higher download speeds and efficient spectrum utilization. He also notes that “the only band of spectrum in the United States that can be developed for TDD-LTE services is the 2.5 GHz band largely controlled by Clearwire.”

The Report, which was commissioned by Crest, explains that Sprint’s offer ignores both the value ascribed to similar spectrum in recent transactions and the fact that Clearwire’s spectrum holdings, together with its technology offerings, are well-suited for use by multiple carriers. “The fragmented spectrum holdings of other U.S. carriers create an opportunity for Clearwire to offer a valuable wholesale service,” the report states. The Report supports Crest’s argument made in filings with the FCC that Sprint’s acquisition of Clearwire would harm not only Clearwire shareholders but also the public at large.

Furthermore, the Report says that for unexplained reasons Clearwire abandoned the lucrative multi-customer strategy in favor of the Sprint acquisition. The Report supports Crest’s position that the public would be best served if Clearwire could offer its spectrum to multiple customers, thereby allowing more wireless carriers to pursue new technologies and mount challenges to the wireless market’s current duopoly.

Dr. Furchtgott-Roth was an FCC commissioner from 1997 through 2001. Before that, he was chief economist for the House Committee on Commerce and a principal staff member on the Telecommunications Act of 1996.

The Furchtgott-Roth study echoes a separate study, also done for Crest, by Information Age Economics (IAE), which says that the true value of the wireless spectrum owned by Clearwire is two or three times higher than the value reflected in the price Sprint has offered to pay to acquire Clearwire.

The Furchtgott-Roth Report can be found here: www.bancroftpllc.com/crest.

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SOURCE: Crest Financial Limited